Room 4561

      June 7, 2005

Mr. Barry Steinberg
Chairman, Chief Executive Officer and
Director
Manchester Technologies, Inc.
160 Oser Avenue
Hauppauge, NY 11788

      Re:	Manchester Technologies, Inc.
   Form 10-K for the fiscal year ended July 31, 2004
Forms 10-Q for the fiscal quarters ended October 31, 2004 and January
31, 2005
   File No. 000-21695

Dear Mr. Steinberg:

      We have reviewed your filings and have the following comments.
Please note that we have limited our review to the areas addressed below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-K

Report of Independent Registered Public Accounting Firm, page F-2
1. It appears your independent registered public accounting firm has not signed the accountant`s report. Tell us how you considered the requirements of Article 2.02 of Regulation S-X to include a signed report from the Company`s independent accounting firm.


Consolidated Statements of Cash Flows, page F-6
2. We note in your statements of cash flows you include separate line items within operating activities for losses from discontinued operations and net cash provided by discontinued operations for the year ended July 31, 2004. However, we also note you have not included a similar line item for discontinued operations for each of the years ended July 31, 2003 and 2002. Please tell us how you considered footnote 10 of SFAS 95 in determining your presentation for discontinued operations in your 10-K and subsequent 10-Q`s. Also, if you intend to maintain the presentation of separate cash flow information for discontinued operations, your statements of cash flows should separately disclose cash flows from investing and financing activities related to discontinued operations. Additionally, your disclosure of operating cash flows should show all components of operating cash flow related to discontinued operations rather than the net operating cash flows. Please tell us how you intend to comply with these reporting requirements.


Note 1. Operations and Summary of Significant Accounting Policies

(d) Revenue Recognition, page F-7

3. We note on page 4 that you earn revenue as a result of fees received for an extended warranty program in which the warranty is provided by a third party warranty provider. Please tell us whether you record revenue earned from these sales on a gross or net basis and provide the reasons for your conclusions. Refer to EITF 99-19.
4. Additionally, please clarify the nature and terms of the service you provide in these arrangements and when you earn and recognize the related revenues. Furthermore, tell us the amount of revenue earned from these warranty sales for each year presented.


* * * * *
      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.







      You may contact Patrick Gilmore at (202) 551-3406, Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 or me at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters.

							Sincerely,



							Craig Wilson
							Senior Assistant Chief
Accountant


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Mr. Barry Steinberg
Manchester Technologies, Inc.
June 7, 2005
Page 2